UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 26, 2005**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Incorporated by reference is a press release issued by Cross Country Healthcare, Inc. ("the Company") on January 26, 2005, which is attached hereto as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on January 26, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Dated: January 27, 2004

Links

Exhibit 99.1



CROSS COUNTRY STAFFING RECEIVES JOINT COMMISSION HEALTH CARE STAFFING SERVICES CERTIFICATION

– Largest National Travel Staffing Company And First Public Company To Receive JCAHO Certification –

BOCA RATON, Fla. – January 26, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that its Cross Country Staffing travel staffing business has received certification by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) under its Health Care Staffing Services Certification Program.

Cross Country Staffing is the Company's core business unit that markets its staffing services to hospitals and healthcare facilities as well as operates differentiated recruiting brands to recruit registered nurses and allied healthcare professionals on a domestic and international basis.

"Cross County Staffing has always been focused on quality and raising the bar in our industry. We believe the Gold Seal of Distinction this certification represents will validate to our customers that our staffing services meet a national set of standards measured by an external organization – the same organization that has been rigorously measuring the hospital industry since 1956," said Vickie L. Anenberg, President of Cross County Staffing. "We expect the JCAHO certification program to result in differentiation among healthcare staffing providers and that hospitals will look for the Gold Seal when selecting a nurse staffing company to meet their temporary staffing needs," Ms. Anenberg added.

"We are the largest national travel staffing company and the first public company to gain JCAHO certification," said Frank Shaffer, Sr. Vice President and Chief Nursing Officer of Cross Country Staffing. "This certification program is the single largest quality initiative in the history of our industry and one that we believe addresses any quality concerns held by hospitals about healthcare staffing agencies. Our current and prospective hospital customers can now be assured that Cross Country Staffing's processes and healthcare professionals comply with JCAHO standards," stated Dr. Shaffer, Ed.D, RN, FAAN.

The Joint Commission certification program offers an independent, comprehensive evaluation of a staffing agency's abilities to provide quality staffing services. According to Michele Sacco, MS, the Executive Director of Business Development for the Joint Commission on Accreditation of Healthcare Organizations, "The Health Care Staffing Services Certification provides a comprehensive evaluation of key functional areas such as processes for verifying the credentials and competence of health care staff. Standards also address topics such as leadership, managing human resources, performance measurement and improvement, and information management. These critical issues are important to both staffing firms and the health care organizations that rely upon those firms. Now, health care organizations have a third-party source of information to assist them in making choices among staffing firms and supports efforts to improve the quality of care delivered to their patients."

(more)

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, future JCAHO certification, and other factors set forth under the caption "Risk Factors" in the Company's Registration Statement on Form S-3 dated November 3, 2004, or any amendments thereof.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com